UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002


03025678

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________.

Commission file number 000-21272

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanmina-SCI Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134

Financial Statements and Exhibit

Statements of net assets available for benefits as of December 31, 2002 and 2001, statement of changes in net assets available for benefits for the year ended December 31, 2002, footnotes thereon, supplemental schedule as of December 31, 2002, and independent auditors' report (beginning on page 1) are filed herewith. The Sanmina-SCI Corporation 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibits

23.1 Consent of independent auditors, KPMG LLP.
99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator, as the person who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sanmina-SCI Corporation 401(k) Plan



Betty Green
Corporate Benefits Director
Plan Administrator

Date: June 25, 2003

Sanmina- SCI Corporation 401(K) Plan

TABLE OF CONTENTS

The following Exhibits are filed as part of this annual report:

Exhibit Number	**Description**
23.1	Consent of the Independent Auditors, KPMG LLP.
99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act.

Independent Auditors' Report

The Plan Administrator
Sanmina – SCI Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Sanmina – SCI Corporation 401(k) Plan (formerly the Sanmina Corporation 401(k) Plan) (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002 and schedule G, part III – schedule of non-exempt transactions for the year ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 25, 2003

SANMINA - SCI CORPORATION 401(k) PLAN

(Formerly the Sanmina Corporation 401(k) Plan)

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value	$ 258,094,874	$ 200,994,236
Participant loans	10,531,762	10,392,424
Assets held for investment purposes	268,626,636	211,386,660
Employer's contribution receivable	—	332,018
Participants' contributions receivable	—	149,693
Other receivables	475	—
Total assets	268,627,111	211,868,371
Liabilities:		
Excess contributions	215,582	—
Other liabilities	1,565	—
Total liabilities	217,147	—
Net assets available for benefits	$ 268,409,964	$ 211,868,371

See accompanying notes to financial statements.

SANMINA - SCI CORPORATION 401(k) PLAN

(Formerly the Sanmina Corporation 401(k) Plan)

Statement of Changes Net Assets Available for Benefits

Year ended December 31, 2002

Additions:	
Investment income:	
Interest and dividends	$ 5,399,809
Net depreciation in fair value of investments	(70,074,115)
	(64,674,306)
Contributions:	
Participant	22,670,699
Employer	11,109,724
Rollover	3,535,229
	37,315,652
Total additions	(27,358,654)
Deductions:	
Benefits paid to participants	41,601,666
Administrative expenses	83,542
Total deductions	41,685,208
Net decrease prior to transfer from other plan	(69,043,862)
Transfer from other plan	125,585,455
Net increase	56,541,593
Net assets available for benefits:	
Beginning of year	211,868,371
End of year	$ 268,409,964

See accompanying notes to financial statements.

(1) Description of the Plan

(a) General

The following description of the Sanmina-SCI Corporation 401(k) Plan (formerly the Sanmina Corporation 401(k) Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan established by Sanmina-SCI Corporation (Sanmina-SCI, the Plan Sponsor, or the Company) to provide benefits to eligible employees as defined in the Plan document who have completed one month of service. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Administration

Under the terms of the Plan, Fidelity Management Trust Company (Fidelity) acts as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator who processes and maintains the records of participant data.

(c) Contributions

Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation as a salary deferral in an amount from 1% to 85% of a participant's compensation per payroll period, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Subject to the approval of the Plan Administrator, participants may transfer or rollover account balances from another qualified plan, an individual retirement account, an annuity contract described in Internal Revenue Code Section 403(b), or a governmental plan described in Internal Revenue Code Section 457.

The Company is allowed to make matching contributions as defined in the Plan and as approved by the board of directors. In 2002, the Company matched contributions equal to 75% of each eligible participant's salary deferral contribution up to a maximum of 6% of the participant's compensation per payroll period, not to exceed $2,700 per year.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

(e) Vesting

The portion of the participant's account attributable to salary deferrals is always 100% vested. Except as noted below, the portion of the participant's account attributable to Company matching contributions is 100% vested after four years of service at the rate of 25% per year.

Former employees of Interworks Computer Products, Inc. and Hadco Corporation are 100% vested in the portion of the participant's account attributable to their employer matching contributions account after three years of service at the rate of 50% after the first year and 25% thereafter. Former employees of Elexsys and Pragmatech are always 100% vested in the portion of the participant's account attributable to their employer matching contributions account.

(f) Forfeited Accounts

As of December 31, 2002 and 2001, forfeited nonvested accounts totaled approximately $618,000 and $124,000, respectively. These accounts are used to restore participant accounts, reduce future employer contributions, or to pay Plan administrative expenses. In 2002, $6,616 of nonvested forfeited amounts were used to pay administrative expenses.

(g) Payment of Benefits

Upon termination, the participant or beneficiary will receive benefits in a lump sum amount equal to the value of the participant's vested interest in their account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000 determined without regard to any amounts in the participant's rollover account.

(h) Participant Loans

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is determined by the Committee. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2002 carry interest rates which range from 5.25% to 10.50%.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Investments

Investments are stated at fair value. Investments in registered investment companies are valued based on quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices based on the last reported sales price for each stock on the last business day of the year. Money market funds and participant loans are valued at cost which approximates fair value. Purchases and sales of securities are reported on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

(c) Administrative Expenses

All expenses incurred in the administration of the Plan are generally charged to and paid by the Company, except for expenses of $83,542 for the year ended December 31, 2002 related to recordkeeping services provided by Fidelity.

(d) Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, common stock, and money market funds offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(e) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(3) Party-In-Interest Transactions

The plan has included investment options in funds that are managed by Fidelity, the trustee of the Plan, and shares of Sanmina-SCI common stock of the Plan Sponsor. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. As of December 31, 2002, the fair value of the investments in Fidelity Funds and Sanmina-SCI common stock was $212,072,432 and $12,999,026, respectively.

Participants may direct a portion of their account to the Company Stock Account so that they could invest in the qualifying employer securities of the Company. No participant is permitted to allocate more than 50% of his or her total vested contributions to the Company Stock Account and the maximum amount of the participant's account balance that can be allocated to the Company Stock Account is limited to 50% of the participant's account.

(Continued)

The Plan is intended to be an "ERISA Section 404(c) plan." Under ERISA Section 404(c), the Plan's fiduciaries are relieved of liability for losses that arise from a participant's investment choices.

(4) Investments

The following table represents the fair values of investments as of December 31. Investments that represent 5% or more of the Plan's net assets are identified with (*) for 2002 and (**) for 2001.

Description	2002	2001
Mutual funds:		
PIMCO Total Return Fund*	$ 14,256,622	$ 8,594,529
State Street Research Aurora Fund – Class A**	10,967,505	12,126,730
Fidelity Magellan Fund*/**	25,950,249	11,163,119
Fidelity Equity – Income Fund*/**	17,415,759	23,733,975
Fidelity Growth Company Fund*/**	43,027,063	47,850,617
Others	57,236,653	52,932,757
	168,853,851	156,401,727
Money market funds:		
Fidelity Retirement Money Market Portfolio*/**	40,769,606	12,370,477
Others	402,952	—
	41,172,558	12,370,477
Fidelity Managed Income Fund*/**	35,062,760	32,222,032
Noninterest bearing cash	6,679	—
Sanmina – SCI Corporation Stock Fund	12,999,026	—
Participant loans	10,531,762	10,392,424
Total investments	$ 268,626,636	$ 211,386,660

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the year ended December 31, 2002:

Mutual funds	$ (52,682,571)
Common stock	(17,391,544)
	$ (70,074,115)

(Continued)

(5) Tax Status

On February 22, 2002, the Internal Revenue Service (IRS) issued a determination letter stating the Plan qualifies under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(6) Plan Merger

On July 13, 2001, the Company entered into a definitive merger agreement with SCI Systems, Inc. (SCI). On December 6, 2001, the merger was completed. SCI merged with a wholly owned subsidiary of Sanmina such that, SCI became a wholly owned subsidiary of Sanmina-SCI, Inc. Effective April 1, 2002, all participants in the Savings Plan of the SCI Systems, Inc. Employee Financial Security Program (SCI Plan) became eligible to participate in the Plan and net assets in the amount of $125,585,455 were transferred to the Plan.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(8) Partial Plan Termination

In 2002 and 2001, the Company approved various restructuring plans to close and consolidate certain manufacturing facilities in North America, Europe and Asia as a result of the ongoing slowdown in the electronics manufacturing industry. In conjunction with these restructurings, the Company had workforce reductions affecting greater than 20% of eligible participants in the Plan. In accordance with IRS regulations, the Company determined that these workforce reductions resulted in a partial plan termination. This partial plan termination required the Company to vest all participants affected by the workforce reduction at 100% in previously unvested employer contributions.

(9) Plan Amendment

During 2002, the Company amended and restated the Plan document to incorporate federal laws passed since 1994 commonly known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Plan document was also amended to add the Company common stock as an investment option and to reflect changes in the Plan's forfeiture provisions.

(10) Nonexempt Transactions

During 2002, there were unintentional delays by the Company in submitting employee contributions in the amount of $12,992 to the trustee. The Company deposited the amounts with the trustee before December 31, 2002 and has made the necessary filings with the IRS. The Company reimbursed the Plan for lost interest in the amount of $463 in December 2002.

(Continued)

(11) Contingencies

As of the date of the report, the Department of Labor was investigating the Sanmina-SCI 401(k) Plan regarding several instances in which employee deferral contributions were not deposited in a timely manner between 1999 and 2002. It is the position of the Company that each instance of late deposit had previously been discovered and corrected by the Company. All information and documentation requested by the Department of Labor has been provided. The Company expects to have a favorable resolution to the investigation in the near future.

(12) Excess Contributions

During the year, there was $215,582 of excess contributions made to the plan. Of the excess contributions, $206,908 and $8,674 were made by the employees and the Company, respectively. The excess contributions were the result of the plan failing the non-discrimination test requirements and contributions made in excess of the amounts allowed under current income tax regulations. The Company refunded all excess contributions prior to the statutory deadlines.

SANMINA - SCI CORPORATION 401(k) PLAN
(Formerly the Sanmina Corporation 401(k) Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issuer, borrower, lessor, or similar party	Units/ shares	Market value
	Mutual funds:		
	Strong Opportunity Fund – Investor Class	50,132	$ 1,438,785
	AIM Constellation Fund – Class A	176,402	2,933,565
	EuroPacific Growth Fund – Class A	49,097	1,127,769
	Fundamental Investors Fund	24,737	549,899
	Van Kampen Emerging Growth Fund – Class A	16,964	479,408
	PIMCO Total Return Fund	1,336,141	14,256,622
	American Century Ultra Fund	214,066	4,533,927
	AIM Balanced Fund – Class A	97,455	2,028,040
	State Street Research Aurora Fund – Class A	425,097	10,967,505
	T. Rowe Price U.S. Treasury Long-Term Fund	343,377	4,216,675
	Berger Small Company Growth Fund	378,613	613,352
*	Fidelity Magellan Fund	328,651	25,950,249
*	Fidelity Equity – Income Fund	439,016	17,415,759
*	Fidelity Growth Company Fund	1,214,767	43,027,063
*	Fidelity Aggressive Growth Fund	519,733	5,815,817
*	Fidelity Diversified International Fund	398,708	6,841,827
*	Spartan U.S. Equity Index Fund	374,510	11,665,982
*	Fidelity Freedom Income Fund	77,739	824,031
*	Fidelity Freedom 2000 Fund	102,078	1,123,879
*	Fidelity Freedom 2010 Fund	223,822	2,560,527
*	Fidelity Freedom 2020 Fund	341,181	3,630,168
*	Fidelity Freedom 2030 Fund	338,864	3,469,970
*	Fidelity Freedom 2040 Fund	577,309	3,383,032
			168,853,851
	Money market funds:		
*	Fidelity Retirement Money Market Portfolio	40,769,606	40,769,606
*	Interest bearing cash	402,952	402,952
			41,172,558
*	Fidelity Managed Income Fund	35,062,760	35,062,760
*	Non-interest bearing cash	6,679	6,679
*	Sanmina – SCI Corporation Common Stock	2,895,106	12,999,026
*	Participant loans – interest from 5.25% to 10.5%		10,531,762
	Assets held for investment purposes		$ 268,626,636

*Represents a party-in-interest.

See accompanying independent auditors' report.

Schedule 2

SANMINA-SCI CORPORATION 401(k) PLAN

(Formerly the Sanmina Corporation 401(k) Plan)

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest		(d) Cost of asset
Sanmina – SCI Corporation	Plan sponsor	Employee contributions not deposited to Plan in a timely manner during 2002. Annualized interest rate of 10%.	$	12,992

During 2002, there were unintentional delays by the Company in submitting employee contributions in the amount of $12,992 to the trustee. The Company deposited the amounts with the trustee before December 31, 2002 and has made the necessary filings with the IRS. The Company reimbursed the Plan for lost interest in the amount of $463 in December 2002.

See accompanying independent auditors' report.

Ex 23.1

Independent Auditors' Consent

The Plan Administrator
Sanmina-SCI Corporation 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-104692) on Form S-8 of Sanmina-SCI Corporation of our report dated June 25, 2003, with respect to the statements of net assets available for benefits of the Sanmina-SCI Corporation 401(k) Plan (formerly the Sanmina Corporation 401(k) Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the related supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, and schedule G, line III – schedule of nonexempt transactions for the year ended December 31, 2002, which report appears in the December 31, 2002, annual report on Form 11-K of Sanmina-SCI Corporation 401(k) Plan.

KPMG LLP

San Francisco, California
June 25, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Sanmina-SCI Corporation 401(k) Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Betty Green, Corporate Benefits Director, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Betty Green
Corporate Benefits Director
June 25, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.